UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 16, 2016, Husky Energy issued a press release announcing it has commenced steam operations at the 4,500 barrels per day (bbls/day) Edam West Thermal in Saskatchewan, its third thermal project to be brought online this year. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 16, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Begins Steam Operations at Edam West and Provides Thermal Update

Calgary, Alberta (June 16, 2016) – Husky Energy has commenced steam operations at the 4,500 barrels per day (bbls/day) Edam West Thermal in Saskatchewan, its third thermal project to be brought online this year.

The 10,000 bbls/day Edam East Thermal Project, which achieved first oil in April, is now producing above its design rate at approximately 11,000 bbls/day. At the 10,000 bbls/day Vawn development, first production has started approximately six weeks after steaming began.

“The addition of these three projects is yet another significant step in our continued transition towards higher quality production,” said CEO Asim Ghosh. “Thermal technology has turned our heavy oil business into a resilient growth engine, with some of the lowest operating costs in the industry at about $7 per barrel.

“And we have room to grow even further with another 18 thermal projects ready for advancement.”

Husky is leveraging its growing thermal expertise at the Tucker Thermal Project near Cold Lake, Alberta, where production is now approximately 22,000 bbls/day. Combined production from Lloyd thermals and Tucker is now 85,000 bbls/day and is expected to exceed 100,000 bbls/day in the second half of 2016.

By the end of this year, more than 40 per cent of Husky’s overall production is expected to come from low sustaining capital projects, including its thermal projects, compared to just eight per cent in 2010.

Husky’s thermal business is supported by its tightly integrated Downstream operations. The Lloyd Value Chain originates with the Company’s extensive resource in the Lloyd area and includes the Saskatchewan Gathering System, the Upgrader and Asphalt Refinery, and oil storage capacity at Hardisty.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended.

The forward-looking statements contained in this news release are forward-looking and not historical facts. Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s general strategic plans and growth strategies; forecast net peak daily production from the Company’s Edam West, Edam East and Vawn heavy oil thermal projects; anticipated combined daily production from the Company’s Lloyd thermals and Tucker in the second half of 2016; and anticipated proportion of total production from low sustaining capital cost projects by the end of 2016.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise indicated.